1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

**FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM**

# CARDIOME ANNOUNCES FILING OF PROSPECTUS SUPPLEMENTS

**Vancouver, Canada, March 7, 2016** -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) ("Cardiome" or the "Company") today announced that it has filed a new prospectus supplement (the "**LPC Prospectus Supplement**") pertaining to sales under the previously-announced Purchase Agreement dated January 12, 2016 (the "**Purchase Agreement**") with Lincoln Park Capital Fund, LLC ("**LPC**") and a new prospectus supplement (the "**ATM Prospectus Supplement**") pertaining to sales under the previously-announced At Market Sales Issuance Agreement dated February 18, 2014 (the "**Sales Agreement**") with MLV & Co. LLC ("**MLV**") with securities regulatory authorities in Canada, other than Québec, and in the United States with respect to its Canadian final base shelf prospectus and its U.S. final base shelf prospectus filed under a registration statement on Form F-10, each dated March 1, 2016 (together, the "**Base Shelf Prospectuses**").

The LPC Prospectus Supplement and the ATM Prospectus Supplement are being filed as a result of the recent filing of the Base Shelf Prospectuses.

The Company plans to use the net proceeds from the financings, if any, for general corporate purposes. Additional information regarding these transactions are available in the LPC Prospectus Supplement and ATM Prospectus Supplement. No offers or sales of any common shares will be made to any person resident in Canada or through the facilities of the Toronto Stock Exchange or any other Canadian stock exchange or quotation system pursuant to the LPC Prospectus Supplement or the ATM Prospectus Supplement.

## LPC Offering

Under the terms of the Purchase Agreement, at its sole discretion, Cardiome may sell up to an aggregate of US$20.0 million worth of its common shares, subject to a limit of US$6,900,000 under the LPC Prospectus Supplement, to LPC from time to time over the 24-month term of the Purchase Agreement, subject to the conditions and limitations set forth in the agreement. There are no upper limits to the price LPC may pay to purchase common shares from the Company and the purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. Cardiome may terminate the Purchase Agreement at any time, at its sole discretion, without any monetary cost or penalty to the Company upon one business day's written notice to LPC. Under the terms of the agreement, LPC will not cause or engage, in any manner whatsoever, any direct or indirect short selling or hedging of Cardiome's common shares and is obligated to purchase Cardiome's common shares at such times and in such amounts as determined by the Company in accordance with the terms and conditions of the Purchase Agreement. In consideration for entering into the agreement, Cardiome has issued common shares to LPC as a commitment fee.

## At-The-Market Offering

Only as a result of the acquisition by FBR Capital Markets & Co. ("**FBR**") of MLV, the Company has entered into an amended and restated Sales Agreement whereby the Company may sell common shares through both FBR and MLV as agents. Under the terms of the amended and restated Sales Agreement, the Company may from time to time sell, through "at-the-market" offerings with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to US $30,000,000 subject to a limit of US$6,900,000 under the ATM Prospectus Supplement. FBR and MLV, at Cardiome's discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices from time to time. Cardiome has not sold shares through MLV since the third quarter of 2015.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

Copies of the ATM Prospectus Supplement and the MLV Prospectus Supplement may be obtained from Cardiome by submitting a request to Investor Relations at Cardiome's address at 1441 Creekside Dr., 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7.

## About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM).

## Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements regarding the financings, including the proposed offering of our common shares and the intended use of proceeds from any sale of our common shares. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

**For Further Information:**

David Dean
Vice- President, Business Development and Investor Relations
(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com

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